18 October 2013
Reed Elsevier teach-in on LexisNexis Risk Solutions’ insurance business

Reed Elsevier yesterday afternoon held a teach-in on LexisNexis Risk Solutions’ insurance business in London, describing the market background, business activities and growth agenda. No new trading information was disclosed.

Following the event, slides and a replay facility are available on Reed Elsevier’s website at www.reedelsevier.com.

• ENDS –

Enquiries

 Colin Tennant (Investors)

+44 20 7166 5751

Paul Abrahams (Media)

+44 20 7166 5724